August 21, 2007

Mail Stop 6010

By U.S. Mail and facsimile to (714) 247-8679

James V. Mazzo
Chairman, President and Chief Executive Officer
Advanced Medical Optics, Inc.
1700 E. St. Andrew Place
Santa Ana, California 92705

> **Re:** **Advanced Medical Optics, Inc.**
> **Definitive 14A**
> **Filed April 17, 2007**
> **File No. 001-31257**

Dear Mr. Mazzo:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Director Compensation, page 6

1.   Similar to your summary compensation table, include a footnote describing all assumptions made in the valuation of the stock awards granted to your directors by reference to a discussion of those assumptions in the footnotes to your financial statements included in your annual report on Form 10-K. See the Instruction to Item 402(k) of Regulation S-K, indicating that the Instruction to Item 402(c)(2)(v) and (vi) applies equally to Item 402(k).

2.   You indicate on page 7 that in 2005, you discontinued the director stock options awards program in favor of a restricted stock program. To the extent you issued to your directors restricted stock in 2005, please disclose by footnote to the stock awards column the aggregate number of stock awards outstanding at fiscal year end. See the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Compensation Discussion and Analysis, page 22

3.   You provide a description of how company performance affects compensation levels, but little discussion of individual performance, even though your disclosure suggests it is a factor in determining compensation. For example, you state that in reaching the decision to fund bonuses for the named executive officers other than your chief executive officer, the compensation committee considered "additional factors, such as business unit and individual performances in comparison to performance objectives established early in 2006." You also state that the annual review of individual executive performance is an important factor in determining the amount of stock incentives awarded. Please expand your disclosure to provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, tell us how the factors discussed in the second sentence of the second whole paragraph on page 33 modified what would otherwise have been the compensation committee's bonus decision if they had solely considered just the achievement of the financial goals discussed in the immediately preceding paragraph. See Item 402(b)(2)(vii) of Regulation S-K.

4.   Please explain the statement on page 22 that "[c]ompensation data is generally regressed for market capitalization to ensure that the data is not distorted by larger companies." For example, how were the compensation levels of companies having marking capitalizations far in excess of Advanced Medical Optics, such as Alcon and Allergan, used as comparison points in determining your levels of compensation?

5.   You state that targets for compensation and benefit programs are generally set at the market median. Disclose the percentile of market represented by the actual compensation paid for 2006.

Stock Incentives, page 23

6.   Supplement your disclosure to better explain how the 2006 and 2007 performance awards are calculated. Consider providing an example to illustrate how many restricted stock units a particular named executive officer would receive if your total stockholder return was positive and exceeded the 50th percentile of the peer group over the relevant period.

Employment Agreements, page 26

7.   Please provide a clear and concise summary of the material terms and conditions of your named executive officers' employment agreements and analyze why the employment agreements were designed and structured to provide the mentioned material compensation elements and levels. Consider locating the detailed discussion of termination provisions on pages 27 through 29 to a more appropriate section, such as your "Potential Payments Upon Termination or Change-In-Control" discussion on page 43.

Annual Management Incentive, page 33

8.   You state in the first paragraph of this section that each named executive officer other than your chief executive officer could receive from zero to 150% of his or her target award. You also identify the three incentive pool funding targets for each of the two corporate financial goals (operating income and revenue) and you indicate that the compensation committee ultimately decided to fund bonuses for such officers at 50% of their respective target amounts. However, it is unclear what effect the achievement of a particular financial target would have on the amount of bonus paid. For example, if the officers met the threshold level for operating income and the maximum level for revenue, at what level would bonuses be funded? Please disclose such information. Also disclose the actual incentive pool funding targets that were met and how such achievements correlated to the compensation committee's bonus funding decision.

2006 Grants of Plan-Based Awards, page 36

9.   The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1. of Commission Release No. 33-8732A. We note the disparity between your chief executive officer's compensation and that of the other named executive officers. For example, we

refer you to the option awards granted to your chief executive officer as compared to the option awards paid to your other named executive officers. Please provide a more detailed discussion of how and why your chief executive officer's compensation differs from that of the other named executive officers.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

Perry J. Hindin
Special Counsel